Result of Asset Revaluation

POSCO conducted an asset revaluation for the purpose of adopting the IFRS. The result of the asset revaluation is as follows:

1.	Subject of Revaluation : Parts of Plant and Equipments located at Pohang and

Gwangyang Works (thereafter “The Machinery”)

2. Book Value of The Machinery as of December 31, 2009 : KRW 59,408,677,425
3. Valuation Date : December 31, 2009
4. Revaluation amount : KRW 1,931,045,090,000
5. The increased amount as a result of revaluation : KRW 1,871,636,412,575
6. Details of estimated accounting
- Plants and equipments(increase of asset) : KRW 1,871,636,412,575
- Retained earnings (increase of share holder’s equity) : KRW 1,459,876,401,808
- Deferred income tax liability (increase of liability) : KRW 411,760,010,767
- The result of revaluation will be applied from 2011 when POSCO adopts the IFRS.